(Progress on Disclosed Matters) Toyota’s automotive prismatic battery division to split-off as a subsidiary and ownership structure of such subsidiary to be changed for the purpose of creating a joint venture company with Panasonic

Pursuant to the news release published on February 3, 2020, titled “Toyota’s automotive prismatic battery division to split-off as a subsidiary and ownership structure of such subsidiary to be changed for the purpose of creating a joint venture company with Panasonic” Toyota Motor Corporation (“Toyota”) and Panasonic Corporation (“Panasonic”) have executed the business integration described therein as of today.

The capital amount for the joint venture (the succeeding company) has been determined in relation to the execution of the business integration, thus Toyota updates the capital amount as follows (the updated and newly decided information is underlined):

1	Succeeding company’s situation after the company split (as of April 1, 2020)

Succeeding company

(1) Company name	Prime Planet Energy & Solutions, Inc.

(2) Address	2-3-1 Muromachi, Nihonbashi, Chuo Ward, Tokyo

(3) Title and name of managing representative	President and Representative Director: Hiroaki Koda

(4) Nature of business

•  Development, manufacture and sales of high-capacity and high-output automotive prismatic lithium-ion batteries

•  Development, manufacture and sales of automotive solid-state batteries

•  Development, manufacture and sales of next-generation automotive batteries other than those mentioned above (including batteries based on new principles)

•  Ancillary and other operations related to the above

(5) Capital	95,050 million yen

(6) Fiscal year	Ending March